May 21, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Morris

Mara Ransom
Rufus Decker

Amy Geddes

Re: Paymentus Holdings, Inc.

Registration Statement on Form S-1

(File No. 333-255683)

Acceleration Request

Requested Date: May 25, 2021

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Paymentus Holdings, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-255683) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Michael Nordtvedt at (206) 883-2524 or, in his absence, Victor Nilsson at (206) 883-2563.

[Signature page follows]

Securities and Exchange Commission

May 21, 2021

Sincerely,
PAYMENTUS HOLDINGS, INC.

/s/ Dushyant Sharma
Dushyant Sharma
Chairman, President and Chief Executive Officer

Enclosures

cc:John Morrow, Paymentus Holdings, Inc.

Matt Parson, Paymentus Holdings, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.

Victor Nilsson, Wilson Sonsini Goodrich & Rosati, P.C.

Byron B. Rooney, Davis Polk & Wardwell LLP

Emily Roberts, Davis Polk & Wardwell LLP